August 29, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	John Reynolds James Lopez Ruairi Regan Joanna Lam Tia Jenkins

Re:	Fuse Medical, Inc. Current Reports on Form 8-K/A Filed August 6, 2014 File No. 000-10093

Ladies and Gentlemen:

On behalf of Fuse Medical, Inc. (the "Company," "we," "our" or "us"), we are concurrently filing a revised version (the "Revised Form 8-K/A") of the Form 8-K/A filed on August 6, 2014 (the "Prior Form 8-K/A") filed with the Securities and Exchange Commission (the "Commission"). In this letter, we respond to the comments of the staff (the "Staff") of the Commission contained in the Staff's letter dated August 15, 2014 (the "Letter").

For convenience, each of the Staff's comments is set forth below, followed by the Company's corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Business, page 6

Historical Company Information, page 6

1.
We note the qualification you added in the penultimate paragraph in this section on page 6 and other similar qualifications added to the amended Form 8-K. Please remove these qualifications and provide materially complete descriptions of the applicable transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Revised Form 8-K/A.

2.	We note your response to prior comment 2. Please disclose the total number as well as the categories of persons and entities involved where you first mention the “Holders.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of the Revised Form 8-K/A.

Overview, page 6

3.
Please expand your disclosure in response to prior Comment 3 to describe clearly your relationships with your principal suppliers. In this regard, please revise to clarify the types of purchasers of and uses for stem cells from the placenta.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Revised Form 8-K/A. Stem cells do not make up a portion of the products the Company distributes; such reference was incorrect and has been revised.

4.
We note your response to prior comment 5; however, given you disclose in your risk factors that certain regulations may materially affect your business, please provide the description of the material regulations to which may materially affect your business requested in our prior comment.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

Liquidity and Capital Resources, page 25

5.
Please provide expanded disclosure in response to comments 7 and 15 that clarifies your presence in Texas and your plans to expand nationwide. Discuss in greater detail the impact a lack of funding may have upon the implementation of your business plans.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

6.
We note your response to comment 16, the statement regarding your future contemplated offering and the reference to possibly needing to reduce operating expenses. Please revise to clarify what you mean by “future contemplated offering” and quantify the approximate amount of time before you would have to reduce operating expenses assuming current levels of cash and operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

Certain Relationships and Related Transactions, page 35

7.
Refer to prior comment 19. Your disclosure in this section for each related party transaction should provide all of the information required by Item 404(a) of Regulation S-K. The qualifying statement that the description “does not purport to be complete and is qualified in its entirety by reference to the full text” of the agreements does not satisfy Item 404(a). Please revise to address clearly all material related party transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

Item 3.02, page 38

8.
We reissue prior comment 20. Please provide all information required by Item 701 of Regulation S-K including briefly the facts relied upon to make each applicable exemption available, for each issuance reportable under this section, including, for example, shares issued under the December 18, 2013 Merger Agreement. Also, address the last sentence of that comment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Revised Form 8-K/A. Further, the Company confirms that the "member contributions" referenced are included in the disclosure under this item.

Exhibits, page 45

9.
Please file all of your exhibits in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: In response to the Staff’s comment, the Company has refilled these exhibits.

10.	Refer to comment 23. If you are electing to omit the schedules in reliance upon Item 601(b)(2) please provide the information required by the last sentence of that Item.

Response: In response to the Staff’s comment, the Company has refiled Exhibit 2.1 as an exhibit to the Revised Form 8-K/A and included the requested information at the end of that exhibit.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Statements, page F-2 Pro Forma Combined Balance Sheet, page F-3

11.
Your response to comment 25 of our letter dated July 1, 2014 does not address the actual comment so we are reissuing that comment. We note you presented a tax provision as Note F in the pro forma statement of operations to reflect federal income taxes of Fuse as if it were a corporation. Accordingly, you recognize that Fuse transitioned from a nontaxable entity to a taxable entity as a result of this transaction. As such SAB Topic 4.B. does apply to you. Please revise the pro forma balance sheet to comply with the requirements of SAB Topic 4.B.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

Pro Forma Combined Statements of Operations, page F-4

12.
We note your response to comment 26 of our letter dated July 1, 2014 indicating that the activity of the shell company should be included in the pro forma statements according to Article 11 of Regulation S-X. In a reverse recapitalization, the activities of the shell company are presumed to cease as of the date of the transaction, plus the financial statement of the operating company or the accounting acquirer become the historical financial statements of the registrant. Accordingly, we reissue comment 26. Please revise to comply.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Revised Form 8-K/A.

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In connection with the responses above, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the Company's outside counsel, Travis Leach of Ballard Spahr LLP at (602) 798-5444, or the undersigned at (817) 887-1730.

Sincerely,

By:	/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer

cc: Travis Leach, Esq.